U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):      [X]  Form 10-K and Form 10-KSB    [  ] Form 11-K
[  ] Form 20-F    [  ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

         For Period ended           December 31, 1995
                         -------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR

         For the transition period ended

         Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

         Full name of registrant    Stratford American Corporation
                                ------------------------------------------

         Former name if applicable
                                   ---------------------------------------

         Address of principal executive office (Street and Number)

         2400 E. Arizona Biltmore Circle, Building 2, Suite 1270
         -----------------------------------------------------------------
         City, State and Zip Code   Phoenix, Arizona  85016
                                 -----------------------------------------

                                     PART II

                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         The preparation of the financial statements of Stratford American Corporation and consolidated subsidiaries (the "Registrant") will not be completed by March 30, 1996, the last day for a timely filing of its Annual Report on Form 10-KSB for the year ended December 31, 1995, pursuant to Rule 0-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         The Registrant experienced a complete accounting system conversion effective January 1, 1996. Due to this recent change, the year end accounting close has taken longer than expected. Additionally, the Registrant's change of independent accountants on February 14, 1996 has required more time to prepare for, coordinate and perform the 1995 audit due to the new certifying accountant relationship. As a result, it will take longer to finalize the necessary information to complete the consolidated financial statements and Form 10-KSB disclosures.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Timothy A. Laos             (602)                  956-7809
         ---------------             -----                  --------
              (Name)               (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X]  Yes    [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X]  Yes    [  ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As a result of items discussed in Part III above, it is difficult to estimate the results of operations for 1995. Although a loss is anticipated for the fourth quarter of 1995, the loss is expected to be less than the reported fourth quarter loss of 1994.

                         Stratford American Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date          March 29, 1996                     By  /s/ Timothy A. Laos
     --------------------------------------          --------------------
                                                          Timothy A. Laos
                                                           Vice President